May 16, 2008

VIA U.S. MAIL, EDGAR AND FACSIMILE

Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C.  20549

Attn:  Daniel L. Gordon

Re:	Omega Healthcare Investors, Inc.
Form 10-K for the year ended December 31, 2007
Filed February 15, 2008
File No. 001-11316

Ladies and Gentlemen:

On behalf Omega Healthcare Investors, Inc. (“Omega” or the “Company”), I am responding to the comment received from your office by letter dated May 2, 2008 (the “May Letter”) with respect to the above-referenced Form 10-K (the “Form 10-K”).

I have restated and responded to your comment in the May Letter below.  Capitalized terms used in this letter have the meanings ascribed to them in the Form 10-K.  All page references (excluding those in the headings and the staff’s comment) refer to pages of the Form 10-K.

Form 10-K for the year ended December 31, 2007

Note 5 – Other Investments, pages F-19 and F-20

1.
Comment: We note your response to comment 2.  However, you did not fully address all of the terms of the restructuring agreement with Advocat.  You disclose in your 8-K dated October 24, 2006 that Advocat also agreed to increase the master lease annual rent by approximately $687,000 as part of the restructuring agreement.

Please additionally provide us with the following information:

●	Tell us if your lease with Advocat, before and after the agreement to increase the annual rent amount, was below or above market.

●
Tell us the termination provisions of the lease with Advocat before the restructuring.  Please specifically address your ability to terminate the lease with Advocat and re-lease to another tenant at market rates.

●
Furthermore, per review of Advocat’s disclosure on page F-14 of its Form 10-K filed March 11, 2008, the net present value of the agreed upon additional rental payments of $687,000 was equal to the “negotiated” value of the eliminated conversion feature amounting to $6,701,000.  If the “negotiated” value of the conversion feature was less than the actual fair value of the eliminated conversion feature at the time of the restructuring by approximately $3,500,000 (based on the fair value of $10.2 million disclosed in your response), please tell us what consideration you gave to this difference when determining the appropriate accounting treatment of the restructuring.

Response:

●	Tell us if your lease with Advocat, before and after the agreement to increase the annual rent amount, was below or above market.

The annual rent prior to the October 2006 restructuring was based on the lease terms of the 2000 Advocat Master Lease, which were based on market conditions during 2000 when Omega and Advocat executed the 2000 Advocat Master Lease.  As a result of restructuring the Advocat lease in October 2006, we recorded a lease inducement of $10.8 million, representing the fair value of consideration given to Advocat in connection with a lease modification.  Due to the existence of a lease inducement, the terms of the restructured Advocat lease are, by definition, off-market.  The Company believes that the combination of the new lease terms and the lease inducement result in a market-rate lease.

●
Tell us the termination provisions of the lease with Advocat before the restructuring.  Please specifically address your ability to terminate the lease with Advocat and re-lease to another tenant at market rates.

The initial term of the 2000 Advocat Master Lease in effect prior to the restructuring was ten years (expiring in September 2010) and allowed us to terminate the lease only in the event of default by Advocat.  At the time of the restructuring Advocat was not in default of the lease.  Accordingly, we did not have the ability to terminate the 2000 Advocat Master Lease and re-lease the premises to another tenant absent an event of default.

●
Furthermore, per review of Advocat’s disclosure on page F-14 of its Form 10-K filed March 11, 2008, the net present value of the agreed upon additional rental payments of $687,000 was equal to the “negotiated” value of the eliminated conversion feature amounting to $6,701,000.  If the “negotiated” value of the conversion feature was less than the actual fair value of the eliminated conversion feature at the time of the restructuring by approximately $3,500,000 (based on the fair value of $10.2 million disclosed in your response), please tell us what consideration you gave to this difference when determining the appropriate accounting treatment of the restructuring.

In October 2006, we enter into a restructuring agreement with Advocat whereby we exchanged several financial investments that we had with Advocat.  In the restructuring we surrendered our ownership of Advocat Series B Convertible Preferred Stock and our ownership of an Advocat Subordinated Note (the “2000 Note”) in exchange for Advocat Series C Non-convertible Preferred Stock, an Advocat Non-convertible Subordinated Note (the “2006 Note”) and a modification to the master lease with Advocat.  The modification to the master lease consisted of two item: (i) an extension of approximately eight years to the base lease term (to 2018) and (ii) additional rent of $687,000 per year with a 3% annual escalator.

As a result of the October 2006 restructuring, we were able to secure additional rent of $687,000 annually, plus escalators, and also negotiated an extension of eight years to the base term of the master lease.  We believe that both of these components of the lease modification have value.  In accordance with FASB Statement No.13 and FASB Technical Bulletin No. 88-1, we believe the amount of the recorded lease should be based upon the difference of fair value of the assets surrendered and received. We do not believe the fair value of conversion feature is measured simply by the present value of the $687,000 of additional rent as there were multiple components of this transaction.

The October 20, 2006 restructuring included the following exchanges of investments between Omega and Advocat and our estimate of the fair value of the exchange (in millions):

Investments	Surrendered by Omega in Exchange	Received from Advocat in Exchange	Excess Fair Value Surrendered

Series B Convertible Preferred Stock
Fair value of host contract	$(4.7)
Fair value of conversion feature	$(10.2)
Series C Non-convertible Preferred Stock		$4.1
2000 Subordinated note	$(2.5)
2006 Subordinated note		$2.5
Total Exchanged	$(17.4)	$6.6	($10.8)

Because we were the only holder of Series B Convertible Preferred Stock and we had not traded the stock, no offers indicating a fair market value for the Series B Convertible Preferred Stock existed.  As a result, we were required to estimate the fair value of the Series B Convertible Preferred Stock using other methods of estimating fair value.  Our methods included estimating the fair value of the host contract as well as the conversion feature of the Advocat Series B Preferred Shares.  The 393,658 shares of Series B Convertible Preferred Stock were convertible into 706,576 shares of Advocat common stock.  We performed a valuation model as of October 20, 2006 to estimate the value of the conversion feature of the Series B Preferred Shares.  The model included factors consistent with valuing options, such as stock price, dividend yield and volatility.  Based on our evaluation we estimated the value of the conversion feature to be worth approximately $14.49 per share or approximately $10.2 million on the date of the restructuring.  We also estimated the fair value of the host contract, which included accrued dividends at approximately $4.7 million as of October 20, 2006.

Advocat’s common stock price fluctuated significantly from October 2000 through October 2006, the period of time that we held the investment in Advocat’s Series B Convertible Preferred Stock.  In October 2000, Advocat’s common shares were trading in the open market for $0.33 per share.    Throughout 2006 Advocat’s common stock price fluctuated from a low in the first quarter of 2006 of $5.25 to a high of $21.03 in the fourth quarter of 2006, significantly increasing the value of the conversion feature of the Series B Convertible Preferred Stock.  We estimated the fair value of the Series B Convertible Preferred Stock as of October 20, 2006 to be worth approximately $14.9 million, which included the host contract as well as the conversion feature.

As discussed above, we performed an independent valuation of the Series B Preferred Stock using a methodology and assumptions we believe are appropriate.  Separate from our valuation process discussed above, we believe it is noteworthy that the estimated value of our investment in Advocat Series B Convertible Preferred Stock, assuming we converted the Series B Convertible Preferred Stock on October 20, 2006 into shares of Advocat common shares, would have been $14.9 million.  On October 20, 2006, the Series B Convertible Preferred Shares were convertible into 706,576 shares of Advocat common stock which would have had a market value of approximately $13.3 million based on the last reported closing price for Advocat’s common stock of $18.84 on October 20, 2006, which is traded on the NASDAQ.  On October 20, 2006, we were also entitled to accrued but unpaid dividends through October 20, 2006 which amounted to approximately $1.6 million.  The combination of the market value of the 706,576 shares of Advocat common shares of $13.3 million and the accrued but unpaid dividends of $1.6 million totals $14.9 million, which is consistent with our independent valuation of the total of the host contract and conversion feature of the Series B Convertible Preferred Stock noted above.  Accordingly, we believe that our estimate for valuing the Series B Convertible Preferred Stock is appropriate and reasonable.

We believe that the $10.8 million of excess fair value of the financial assets that we surrendered to Advocat over what we received from Advocat represents the fair value of the additional economic benefits that we will receive via the restructured lease.  We believe that the excess value of $10.8 million surrendered to Advocat represents consideration paid to a lessee in conjunction with a lease modification, and therefore, consistent with the provisions of FASB No. 13 and FASB Technical Bulletin No. 88-1, we are accounting for the $10.8 million as a lease inducement over the term of the restructured 2006 Advocat Master Lease, amortizing as a reduction to revenue.  We believe that the combination of the new lease terms and the lease inducement results in a market rate lease.

 Thank you for your consideration of our responses to your comments.  We sincerely hope that the staff views our responses as complete and would very much appreciate the staff contacting us as soon as practicable to inform us if any further information is required in connection with its review.

If you have any questions, or if we can be of further assistance to you in the review process, please call me at (410) 427-1722.  Our fax number is (410) 427-8822.

Omega Healthcare Investors, Inc.

By:   /s/ Robert O. Stephenson
         Robert O. Stephenson
         Chief Financial Officer

Enclosures

cc:           Taylor Pickett, CEO
Michael Ritz, CAO
Rick Miller, Esq.
Eliot Robinson, Esq.
Clint Bowes
David Flynn